SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34849; File No. 812-15292

BC Partners Lending Corporation, et al.

March 7, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: BC Partners Lending Corporation, Portman Ridge Finance Corporation, Logan Ridge Finance Corporation, BCP Special Opportunities Fund II LP, Alternative Credit Income Fund, Opportunistic Credit Interval Fund, Mount Logan Capital Inc., BC Partners Advisors L.P., Sierra Crest Investment Management LLC, Mount Logan Management, LLC, BCP Special Opportunities Fund II Eur Holdings LP, BCP Special Opportunities Fund II Holdings LP, BCP Special Opportunities Fund II Originations LP, Garrison MML CLO 2019-1 LLC, Great Lakes Senior MLC I LLC, Mount Logan Funding 2018-1 LP, Mount Logan Middle Market Funding LP, Mount Logan Middle Market Funding A LP, Mount Logan Middle Market Funding II LP, Mount Logan Middle Market Funding II A LP, Mount Logan MML CLO 2019-1 LP, Ability Insurance Company, Mount Logan Bluebird Funding LP, Mount Logan Laurel Funding LP, Blue Sky Credit Fund LP, Capitala Business Lending, LLC, Capitalsouth Fund III, L.P., Capitalsouth Partners Fund II Limited

Partnership, CPTA Master Blocker, Inc., Great Lakes Portman Ridge Funding I, LLC, PTMN Sub

Holdings LLC, BCPL Sub Holdings LLC, Great Lakes BCPL Funding Ltd., Portman Ridge

Funding 2018-2 Ltd. and ACIF Master Blocker, LLC.

Filing Dates: The application was filed on December 21, 2021, and amended on June 17, 2022 and

January 10, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by

emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants

with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below,

or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing

requests should be received by the Commission by 5:30 p.m. on April 3, 2023, and should be

accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of

the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for

the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Rajib Chanda,

Rajib.Chanda@stblaw.com and Christopher Healey, Christopher.Healey@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Aaron Ellias, Acting Branch Chief, or Lisa Reid

Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended and restated application, dated January 10,

2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood

Assistant Secretary